NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 26, 2011, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 15, 2011 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The Equity Units are comprised of a purchase contract obligating the holder to purchase shares of XL Group plc Ordinary Shares for $25.00 in cash. Holders of XL Company Switzerland GMBH Equity Units are therefore obligated under the purchase contract to purchase, for $25.00 in cash, shares of XL Group plc Ordinary Shares. The purchase contracts will settle on August 15, 2011 without any affirmative steps being taken by the holders of the Equity Units. There is no discretion on the part of the holders or the company with regard to the timing or other terms of the settlement. Upon the settlement, the Equity Units will no longer exist as the treasury portfolio component of the unit will be paid to XL Group plc as the purchase price for the Ordinary Shares, and the purchase contract component will be settled with the issuance of the shares. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading after the close of business on August 15, 2011.